ALMADEN MINERALS LTD.	1103 - 750 West Pender St. Vancouver, B.C. V6C 2T8 Tel: 604 - 689 - 7644 Fax: 604 - 689 - 7645 Email: info@almadenminerals.com

NOTICE TO READER

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited interim consolidated financial statements for the period ended March 31, 2006.

ALMADEN MINERALS LTD.
Consolidated Interim Balance Sheets

March 31, 2006 and December 31, 2005

	March 31, 2006	December 31, 2005
	(unaudited)	(audited)
ASSETS

CURRENT
Cash and cash equivalents	$10,836,695	$7,961,050
Accounts receivable and prepaid expenses	678,069	497,530
Marketable securities (Note 2)	1,092,163	1,206,927
Inventory (Note 3)	274,768	274,768
TOTAL CURRENT ASSETS	12,881,695	9,940,275
PROPERTY, PLANT AND EQUIPMENT (Note 4)	1,261,622	1,240,806
RECLAMATION DEPOSIT	81,500	81,500
MINERAL PROPERTIES (Note 5)	5,239,543	5,104,174
TOTAL ASSETS	$19,464,360	$16,366,755

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$253,488	$186,548
Deferred exploration advances (Note 6)	89,468	-
Mineral taxes payable	379,653	379,653
TOTAL CURRENT LIABILITIES	722,609	566,201

SHAREHOLDERS’ EQUITY

Share capital
Authorized
Unlimited number of common shares without par value
Issued (Note 7)
38,647,452 shares – March 31, 2006
36,192,497 shares – December 31, 2005	35,234,634	31,639,259
Subscription for shares (Note 7)	31,500	-
Contributed surplus (Note 8)	2,400,044	2,659,154
Deficit accumulated during the exploration stage	(18,924,427)	(18,497,859)
TOTAL SHAREHOLDER’S EQUITY	18,741,751	15,800,554
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$19,464,360	$16,366,755

ON BEHALF OF THE BOARD:

“Duane Poliquin”

Duane Poliquin, Director

“James E. McInnes”

James E. McInnes, Director

ALMADEN MINERALS LTD.
Consolidated Interim Statements of Operations and Deficit

Three month periods ended March 31, 2006 and 2005
(unaudited)

	Three Months ended March 31,
	2006	2005

REVENUE
Interest income	$70,470	$20,975
Other income	52,458	7,752
	122,928	28,727

EXPENSES
General and administrative expenses (Schedule)	305,417	183,412
General exploration expenses	139,436	135,598
Write-down of interests in mineral properties	104,823	11,072
	549,676	330,082
	(426,748)	(301,355)
WRITE-DOWN OF MARKETABLE SECURITIES	(162,000)	(63,396)
INCOME ON MINERAL PROPERTY OPTIONS	36,548	113,522
GAIN ON SALE OF SECURITIES	118,230	59,644
GAIN ON SALE OF PROPERTY, PLANT AND EQUIPMENT	-	10,995
FOREIGN EXCHANGE GAIN	7,402	17,691
NET LOSS	(426,568)	(162,899)
DEFICIT, ACCUMULATED DURING EXPLORATION STAGE, BEGINNING OF PERIOD	(18,497,859)	(17,100,404)

DEFICIT, ACCUMULATED DURING EXPLORATION STAGE, END OF PERIOD	$(18,924,427)	$(17,263,303)

NET LOSS PER SHARE Basic and diluted	$(0.01)	$(0.00)

BASIC AND DILUTED WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	37,709,634	35,540,700

ALMADEN MINERALS LTD.
Consolidated Interim Statements of Cash Flows

Three month periods ended March 31, 2006 and 2005
(unaudited)

	Three Months Ended March 31,
	2006	2005

OPERATING ACTIVITIES
Net loss	$(426,568)	$(162,899)
Items not affecting cash
Depreciation	52,866	18,253
Gain on marketable securities	(118,230)	(59,644)
Write-down of marketable securities	162,000	63,396
Income on mineral property options	(36,548)	(113,522)
Write-down of interests in mineral properties	104,823	11,072
Gain on sale of property, plant and equipment	-	(10,995)
Change in non-cash working capital components
Accounts receivable and prepaid expenses	(180,539)	(102,975)
Accounts payable and accrued liabilities	66,940	34,991
Deferred exploration advances	89,468	103,470
	(285,788)	(218,853)

FINANCING ACTIVITIES
Issuance of shares - net of expenses	3,367,765	21,250

INVESTING ACTIVITIES
Marketable securities
Purchases	(20,000)	-
Net proceeds	230,244	112,476
Property, plant and equipment
Purchases	(73,682)	(32,252)
Mineral properties
Costs	(344,966)	(259,695)
Proceeds	2,072
	(206,332)	(179,471)

NET CASH INFLOW (OUTFLOW)	2,875,645	(377,074)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	7,961,050	4,125,706

CASH AND CASH EQUIVALENTS, END OF PERIOD	$10,836,695	$3,748,632

ALMADEN MINERALS LTD.
Note to Consolidated Interim Financial Statements

March 31, 2006
(unaudited)

1.

BASIS OF PRESENTATION

These interim unaudited consolidated financial statements do not include all the disclosure required by Canadian generally accepted accounting principles for annual statements and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2005 specifically the following Notes: Note 1 on the Nature of Operations; Note 2 on Significant Accounting Policies; Note 3 on Accounting Changes; and Note 16 on Commitments and Contingencies. These statements are prepared in accordance with recommendations for interim financial statements in conformity with Canadian generally accepted accounting principles.  They have been prepared using the same accounting policies and methods as those used in the December 31, 2005 accounts.

Certain comparative balances have been reclassified to conform to the current period financial statement presentation.

2.

MARKETABLE SECURITIES

Marketable securities consist of equity securities which are valued at the lower of cost and market.  The market value of the securities as at March 31, 2006 is $2,006,239 (December 31, 2005 - $1,816,560).

3.

INVENTORY

Inventory consists of 1,597 ounces of gold bullion which is valued at the lower of average cost of mining and estimated net realizable value. The market value of the gold at March 31, 2006 is $1,087,748.

(December 31, 2005 - $962,707).

4.

PROPERTY, PLANT AND EQUIPMENT

	March 31, 2006			December 31, 2005
	Cost	Accumulated depreciation	Net book value	Net book value
Automotive equipment	$ 298,642	$ 149,610	$ 149,032	$ 125,046
Furniture and fixtures	131,777	95,496	36,281	16,904
Computer hardware	176,957	136,825	40,132	40,891
Computer software	34,061	17,834	16,227	13,355
Geological data library	65,106	30,319	34,787	36,529
Field equipment	220,781	116,553	104,228	97,637
Mill equipment	323,264	-	323,264	323,264
Leasehold improvements	11,439	3,599	7,840	8,411
Drill equipment	643,078	93,247	549,831	578,769
	$ 1,905,105	$ 643,483	$ 1,261,622	$ 1,240,806

At March 31, 2006 the mill equipment was not in use.  Depreciation will be charged once the equipment is put into use.

ALMADEN MINERALS LTD.
Note to Consolidated Interim Financial Statements

March 31, 2006
(unaudited)

5.

MINERAL PROPERTIES

	March 31, 2006	December 31, 2005
Canada
Elk 100% interest in mineral claims in British Columbia which includes the Siwash gold deposit	$3,383,816	$3,359,078
ATW Net 37.5% interest in mineral claims near Lac De Gras, Northwest Territories	278,459	212,254
PV 100% interest in mineral claims in British Columbia	78,163	121,937
Merit 100% interest in mineral claims in British Columbia	93,448	90,566
Nicoamen River 100% interest in mineral claims in British Columbia	62,321	48,665
Skoonka Creek 100% interest in mineral claims in British Columbia	1	33,006
MOR 100% interest in mineral claims in the Yukon Territory	31,524	31,524
Rock River Coal 50% interest in 187,698 acre coal prospect in the Yukon Territory	39,339	39,339

Mexico
Caballo Blanco Option to purchase 100% interest in mineral claims in Veracruz State	543,751	542,955
Fuego 100% interest in mineral claims in Oaxaca State	1	1
San Carlos / San Jose 100% interest in the San Carlos and San Jose mineral claims in Tamaulipas State	92,491	90,207
Yago / La Sarda 100% interest in mineral claims in Nayarit State	1	1

Interests in various other mineral claims	636,228	534,641
	$5,239,543	$5,104,174

ALMADEN MINERALS LTD.
Note to Consolidated Interim Financial Statements

March 31, 2006
(unaudited)

6.

DEFERRED EXPLORATION ADVANCES

At March 31, 2006, the Company has deferred $89,468 received from Japan Oil, Gas and Metals National Corporation in advance of exploration.  These funds will be used to further exploration in Mexico.

7.

SHARE CAPITAL

(a)

The changes in issued shares since December 31, 2005 to March 31, 2006 are as follows:

	Number	Amount

Balance, December 31, 2005	36,192,497	$31,639,259

For cash on exercise of share purchase warrants	1,502,955	2,653,987
For cash on exercise of stock options	952,000	682,278
Contributed surplus on exercise of share purchase warrants	-	9,812
Contributed surplus on exercise of stock options	-	249,298

Balance, March 31, 2006	38,647,452	$35,234,634

The Company issued 15,000 shares on April 3, 2006 on the exercise of share purchase warrants.  These funds were received by the Company prior to March 31, 2006 and were recorded as a subscription for shares.

(b)

Warrants

	Number of Warrants	Expiry Date	Exercise Price Range

Outstanding, December 31, 2005	5,572,855	June 30, 2006 to September 18, 2008	$1.75 to $2.25
Exercised	(1,502,955)	-	$1.75 to $2.25
Outstanding, March 31, 2006	4,069,900	June 30, 2006 to November 16, 2007	$1.78 to $2.25

Subsequent to March 31, 2006, the Company issued Notice of Expiry pursuant to the Accelerated Expiry Date provisions of warrants issued on November 16, 2005.  All warrants not exercised by May 10, 2006 will expire.

ALMADEN MINERALS LTD.
Note to Consolidated Interim Financial Statements

March 31, 2006
(unaudited)

7.

SHARE CAPITAL (Continued)

(b)

Warrants (continued)

At March 31, 2006 the following share purchase warrants were outstanding:

Number of Warrants	Expiry Date	Exercise Price Range

44,500	June 30, 2006	$2.25
365,400	November 16, 2007	1.78
3,660,000	November 16, 2007	2.10
4,069,900

Subsequent to March 31, 2006, the Company received $293,468 on the exercise of 140,600 warrants.

(c)

Options

The Company’s stock option plan permits the issuance of up to a maximum of 10% of the Company’s issued share capital.  Stock options issued to any consultant or person providing investor relations services cannot exceed 2% of the total permitted under the plan in any twelve month period.  At March 31, 2005, the Company had reserved 1,630,953 stock options that may be granted.  The exercise price of any option cannot be less than the volume weighted average trading price of the shares for the five trading days immediately preceding the date of the grant.  The maximum term of all options is five years.  The Board of Directors determines the term of the option (to a maximum of five years) and the time during which any option may vest.  Options granted to consultants or persons providing investor relations services shall vest in stages with no more than 25% of such option being exercisable in any three month period.  The Company also has stock options outstanding relating to the period before the introduction of the stock option plan.

The following table presents the outstanding options as at December 31, 2005 and March 31, 2006 and changes during the period:

Options	Shares	Weighted Average Exercise Price

Outstanding at December 31, 2005	3,921,483	$ 1.03
Exercised	(952,000)	0.72
Outstanding and exercisable at March 31, 2006	2,969,483	$ 1.13

ALMADEN MINERALS LTD.
Note to Consolidated Interim Financial Statements

March 31, 2006
(unaudited)

7.

SHARE CAPITAL (Continued)

(c)

Options (continued)

The following table summarizes information about stock options outstanding at March 31, 2006:

Options Outstanding and Exercisable
Number	Expiry	Exercise
Of Shares	Date	Price

360,792	February 28, 2007	$0.55
367,000	February 26, 2008	0.80
581,691	October 7, 2008	0.45
154,000	December 1, 2009	0.39
1,266,000	December 14, 2009	1.67
240,000	June 17, 2010	1.79
2,969,483

Subsequent to March 31, 2006, the Company received $71,000 on the exercise of 67,000 stock options.

8.

CONTRIBUTED SURPLUS

Balance, December 31, 2005	$ 2,659,154

Exercise of share purchase warrants	(9,812)
Exercise of stock options	(249,298)

Balance, March 31, 2006	$ 2,400,044

9.        RELATED PARTY TRANSACTIONS

Significant related party transactions and balances not disclosed elsewhere in these financial statements include:

A company controlled by the founding shareholder of the Company was paid $30,000 for technical services  and $10,660 for general and administrative services during the three months ended March 31, 2006.

A company controlled by a relative of the founding shareholder of the Company was paid $24,000 for geological services during the three months ended March 31, 2006.

An officer of the Company was paid $23,748 for professional services rendered during the three months ended March 31, 2006.

Accounts payable at March 31, 2006 included $39,690 due to related companies.

ALMADEN MINERALS LTD.
Consolidated Interim Schedule of General and Administrative Expenses

Three month periods ended March 31, 2006 and 2005
(unaudited)

	Three Months Ended March 31,
	2006	2005

Bank charges and interest	$2,067	$1,574
Depreciation	52,866	18,253
Insurance	10,245	2,121
Office and licenses	49,648	42,147
Professional fees	53,517	38,759
Rent	28,923	29,264
Stock exchange fees	20,126	11,816
Telephone	3,656	3,307
Transfer agent fees	3,912	1,751
Travel and promotion	80,457	34,420
	$305,417	$183,412